UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2

                                NextHealth, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    65333G105
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                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                             Morgan, Lewis & Bockius
                             801 South Grand Avenue
                          Los Angeles, California 90017
                                 (213) 612-2500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 10, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


806057.3

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CUSIP No. 65333G105                SCHEDULE 13D             Page 2 of 6 Pages
                                (Amendment No. 2)


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Apollo Real Estate Investment Fund II, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /
                                                                      (b)  /X/

3            SEC USE ONLY

4            SOURCE OF FUNDS*
                        WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      /  /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

                              7           SOLE VOTING POWER
                                                     5,777,075
         NUMBER OF
           SHARES             8           SHARED VOTING POWER
        BENEFICIALLY                                 0
          OWNED BY
            EACH              9           SOLE DISPOSITIVE POWER
         REPORTING                                   5,777,075
        PERSON WITH
                             10           SHARED DISPOSITIVE POWER
                                                     0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        5,777,075

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                               /  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        41.98%

14           TYPE OF REPORTING PERSON*
                        PN




                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


806057.3

CUSIP No. 65333G105                SCHEDULE 13D             Page 3 of 6 Pages
                                (Amendment No. 2)


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Apollo Real Estate Advisors II, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                      (b) /X/

3            SEC USE ONLY

4            SOURCE OF FUNDS*
                        WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    /  /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

                         7            SOLE VOTING POWER
                                             5,777,075
         NUMBER OF
           SHARES        8            SHARED VOTING POWER
        BENEFICIALLY                         0
          OWNED BY
            EACH         9            SOLE DISPOSITIVE POWER
         REPORTING                           5,777,075
        PERSON WITH
                        10            SHARED DISPOSITIVE POWER
                                             0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        5,777,075

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                             /  /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        41.98%

14           TYPE OF REPORTING PERSON*
                        PN





                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


806057.3

CUSIP No. 65333G105                SCHEDULE 13D             Page 4 of 6 Pages
                                (Amendment No. 2)


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AP NH LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) /X/

3           SEC USE ONLY

4           SOURCE OF FUNDS*

            WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     /  /

6           CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware

                                  7          SOLE VOTING POWER
                                                        5,677,075
NUMBER OF
SHARES                            8          SHARED VOTING POWER
BENEFICIALLY                                            -0-
OWNED BY EACH
REPORTING                         9          SOLE DISPOSITIVE POWER
PERSON WITH                                             5,677,075

                                 10          SHARED DISPOSITIVE POWER
                                                        -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,677,075

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   /  /

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       41.25%

14          TYPE OF REPORTING PERSON*
            00



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


806057.3

CUSIP No. 65333G105                SCHEDULE 13D             Page 5 of 6 Pages
                                (Amendment No. 2)


Item 4.    Purpose of Transaction.

           This Statement is being amended to disclose that the Reporting Persons have purchased (i) 530,075 shares of common stock, par value $.01 per share of the Issuer (the "Common Stock") from William T. O'Donnell, President and Chief Executive Officer of the Issuer, for an aggregate of $859,682.50 upon the terms and subject to the conditions set forth in the Stock Purchase Agreement by and among AP NH LLC and William T. O'Donnell, dated February 10, 1999 (the "Stock Purchase Agreement") and (ii) an aggregate of 40,500 shares of Common Stock in open market transactions on January 22, 25, 26 and 27, 1999.

Item 5.    Interest in Securities of the Issuer.

           (a) The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 8,554,938 shares of Common Stock outstanding as reported in the Issuer's financial statements for the fiscal year ended December 31, 1998. As of the close of business on February 17, 1999, each Reporting Person beneficially owned 46,065 shares of Convertible Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred Stock" or the "Preferred Stock"), which may be immediately converted into 4,606,500 shares of Common Stock, a Warrant (the "Warrant") to purchase up to 500,000 shares of Common Stock and 570,575 shares of Common Stock, which constitutes approximately 41.25% of the outstanding Common Stock (calculated in accordance with SEC Rule 13d-3). Of that amount, AP NH directly owns 570,575 shares of Common Stock, 46,065 shares of Series A Preferred Stock and the Warrant, and AREIF II and AREA II indirectly own the shares beneficially owned by AP NH. In addition, AREIF II beneficially and directly owns a warrant (acquired in October 1996) to purchase up to 100,000 shares of Common Stock, and AREA II indirectly owns the shares beneficially owned by AREIF II.

           (b) Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it.

           (c), (d) and (e). Not Applicable.



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


806057.3

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CUSIP No. 65333G105                SCHEDULE 13D             Page 6 of 6 Pages
                                (Amendment No. 2)



                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated:       February 17, 1999

                        APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                        By:   Apollo Real Estate Advisors II, L.P.,
                              General Partner

                              By: Apollo Real Estate Capital Advisors II, Inc., its General Partner

                                   By:  /s/ Michael D. Weiner
                                        ----------------------------------------
                                           Name:  Michael D. Weiner
                                           Title: Vice President

                        APOLLO REAL ESTATE ADVISORS II, L.P.

                        By: Apollo Real Estate Capital Advisors II, Inc., General Partner

                              By:  /s/ Michael D. Weiner
                                   ---------------------------------------------
                                   Name:  Michael D. Weiner
                                   Title:    Vice President

                        AP NH LLC

                        By:   AP GP NH LLC,
                              its Managing Member

                              By:  KRONUS PROPERTY, INC., its Managing Member

                                   By:  /s/ Michael D. Weiner
                                        ----------------------------------------
                                        Name:   Michael D. Weiner
                                        Title:  Vice President




                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


806057.3

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